[redacted]

14046052

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46650

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HODIN ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 MALL ROAD, SUITE 206
(No. and Street)

BURLINGTON (City) MA (State) 01803 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MORTON L. HODIN (781) 221-8421
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAHN, LITWIN, RENZA & CO., LTD.
(Name – *if individual, state last, first, middle name*)

800 SOUTH STREET, SUITE 300, WALTHAM, MA 02453
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MORTON L. HODIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HODIN ASSOCIATES, INC., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ✓ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- ✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ✓ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kahn, Litwin, Renza & Co., Ltd.
Certified Public Accountants and Business Consultants

KLR

HODIN ASSOCIATES, INC.

Financial Statements
and Supplementary Information

Year Ended December 31, 2013

(With Independent Auditors' Report Thereon)

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

Certified Public Accountants
and Business Consultants

HODIN ASSOCIATES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2013

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Hodin Associates, Inc.:

Report on the Financial Statements

We have audited the accompanying financial statements of Hodin Associates, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hodin Associates, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Kahn, Litwin, Renza & Co., Ltd.

February 21, 2014

HODIN ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

Assets		
Cash and cash equivalents	$	15,891
Securities owned - marketable		59,700
Deposit		2,575
Equipment and improvements, less accumulated depreciation of $29,884		10,210
Total Assets	**$**	**88,376**
Liabilities and Stockholders' Equity		
Accounts payable and accrued expenses	$	7,602
Stockholders' equity:		
Common stock		131,546
Subscription note receivable		(13,574)
Accumulated deficit		(37,198)
Total stockholders' equity		80,774
Total Liabilities and Stockholders' Equity	**$**	**88,376**

HODIN ASSOCIATES, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2013

Commissions and fee income	$ 509,928
Unrealized gain on securities owned	22,215
Operating expenses:	
Consulting	297,171
Compensation	40,000
Marketing	35,963
Rent	32,101
Insurance	30,319
Workshop expense	26,215
Office expense	22,727
Automobile expense	22,345
Travel	16,127
Professional fees	10,185
Regulatory expense	4,903
Depreciation	4,355
Professional development	4,178
Taxes and fees	618
	547,207
Net loss	**$ (15,064)**

HODIN ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2013

	Common Stock	Subscription Note Receivable	Accumulated Deficit	Total
Balance at December 31, 2012	**$ 131,546**	**$ (13,574)**	**$ (22,134)**	**$ 95,838**
Net loss	-	-	(15,064)	(15,064)
Balance at December 31, 2013	**$ 131,546**	**$ (13,574)**	**$ (37,198)**	**$ 80,774**

See accompanying notes to the financial statements and independent auditors' report.

 KLR

HODIN ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2013

Cash Flows from Operating Activities:		
Net loss	$	(15,064)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		4,355
Unrealized gain on securities owned		(22,215)
Changes in operating assets and liabilities:		
Accounts payable and accrued expenses		6,724
Net cash used by operating activities		**(26,200)**
Net Decrease in Cash and Cash Equivalents		**(26,200)**
Cash and Cash Equivalents, beginning of year		**42,091**
Cash and Cash Equivalents, end of year	**$**	**15,891**

See accompanying notes to the financial statements and independent auditors' report.

HODIN ASSOCIATES, INC.
NOTES TO THE FINANCIAL STATEMENTS
Year Ended December 31, 2013

1. Nature of Operations

Hodin Associates, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company engages in consulting and investment advisory services for clients worldwide. The Company does not hold funds or securities for the accounts of its customers.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist the reader in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Cash Equivalents
Highly-liquid investments with an original maturity of ninety days or less are considered cash equivalents.

Securities Owned
The Company owns a marketable security with a cost of $24,000 carried at fair value. Unrealized gains or losses as a result of changes in market value are included in the statement of operations. Securities transactions and related income and expenses are recognized on a settlement date basis.

Authoritative guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by authoritative guidance, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs would be developed based on the best information available in the circumstances and may include the Company's own data.)

The following presents the Company's fair value hierarchy for its securities, measured at fair value on a recurring basis:

Securities owned - marketable	Level 1

Equipment and Improvements
Expenditures for equipment and improvements are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method. The estimated useful lives of these assets are five to seven years.

Revenue Recognition
The Company enters into contracts with customers calling for commissions and fee income to be paid during the term of the arrangement. Accordingly, management recognizes commissions and fee income in revenue when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable, collection is reasonably assured and the services for the transactions are substantially completed.

Income Taxes
The Company has elected to be treated as an S Corporation for both federal and state income tax purposes whereby the stockholders report all income and losses on their individual tax returns. Accordingly, no taxes on income have been provided. The income tax returns of the Company for 2010, 2011 and 2012 are subject to examination by taxing authorities, generally for three years after they were filed.

HODIN ASSOCIATES, INC.
NOTES TO THE FINANCIAL STATEMENTS
Year Ended December 31, 2013

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
Management has evaluated subsequent events through February 21, 2014, which is the date these financial statements were available to be issued.

3. Subordinated Liabilities

The Company did not have any subordinated liabilities at any time during the year.

4. Common Stock

At December 31, 2013, there were 100,000 shares of common stock, no par value, of which 13,245 were issued and outstanding.

Subscription Note Receivable
On October 1, 2011, the Company received a $13,574 secured promissory note (the Promissory Note) in exchange for 3,245 shares of common stock. The Promissory Note does not bear interest. The Promissory Note is to be repaid in full on or before December 31, 2014. The Promissory Note is collateralized by the shares of common stock received by the stockholder in exchange for the Promissory Note. The principal value of the Promissory Note is classified as a Subscription Note Receivable in the accompanying statement of financial condition in accordance with authoritative guidance.

5. Net Capital Requirement

As a broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $53,043, which was $48,043 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.14 to 1.

HODIN ASSOCIATES, INC.
NOTES TO THE FINANCIAL STATEMENTS
Year Ended December 31, 2013

6. Commitments and Contingencies

Lease Obligations

The Company leases its office space under a non cancelable operating lease which requires monthly payments of $2,668 and expires June 2014. The lease required a deposit of $2,575.

Other

The Company has made no guarantees, does not have any pending lawsuits or arbitration claims, and has no commitments, except for the lease obligations noted above.

7. Revenue Concentration

For the year ended December 31, 2013, three customers accounted for approximately 69% of commissions and fee income.

8. Supplemental Cash Flow Information

The Company paid the Massachusetts minimum corporate excise tax of $456.

HODIN ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
December 31, 2013

Aggregate indebtedness	**$**	**7,602**
Net capital:		
Common stock	$	131,546
Subscription receivable		(13,574)
Accumulated deficit		(37,198)
		80,774
Adjustments to net capital:		
Equipment and improvements, net		(10,210)
Deposits		(2,575)
Haircuts:		
Marketable securities		(8,976)
Undue concentration		(5,970)
Net capital, as defined	**$**	**53,043**
Net capital requirement	**$**	**5,000**
Net capital in excess of requirement	**$**	**48,043**
Ratio of aggregate indebtedness to net capital		**0.14 to 1**

Following is a reconciliaiton of the Company's December 31, 2013 unaudited Form X-17A-5 Part IIA filed previously to the Company's net capital as calculated above:

Net capital as reported on Part IIA of Form X-17A-5	$	61,433
Net audit adjustments		(8,369)
Recalcualtion of haircuts		(21)
Net capital, as above	**$**	**53,043**

HODIN ASSOCIATES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
Year Ended December 31, 2013

Hodin Associates, Inc. is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 because it does not hold funds or securities for the accounts of its customers, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

Certified Public Accountants and Business Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors and Stockholders of
Hodin Associates, Inc.

In planning and performing our audit of the financial statements of Hodin Associates, Inc. (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kahn, Litwin, Renza & Co., Ltd.

February 21, 2014

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

Certified Public Accountants
and Business Consultants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholders of
Hodin Associates, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Hodin Associates, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no adjustments.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences and no adjustments.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no overpayment applied.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kahn, Litwin, Renza & Co., Ltd.

February 21, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2013

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Amended

046650 FINRA DEC
HODIN ASSOCIATES INC 10*10
LEXBRIDGE INTERNATIONAL
40 MALL RD STE 206
BURLINGTON MA 01803-4544

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2 A. General Assessment (item 2e from page 2) $ 1277.32 ~~1226.83~~

B. Less payment made with SIPC 6 filed (exclude interest) (295.43)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ ~~1031.41~~ 981.89

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ ~~1031.41~~

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number)

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete

Hodin Associates, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 21 day of JAN 20 14

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amended

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No. | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ [illegible]

~~553,667~~
533,142

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 22,215 ~~22,937~~

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 22,215 ~~22,937~~

2d. SIPC Net Operating Revenues √510,928 $ ~~530,737~~

2e. General Assessment @ .0025 1,277.32 $ ~~1326.83~~

(to page 1, line 2.A.)